Exhibit 21.1

Entity	Jurisdiction
Jakroo (Beijing) Sports Consulting Co. Ltd.	People’s Republic of China
Rider Sportsfashion Limited	People’s Republic of China
Garment Processing Branch of Rider Sportsfashion Limited	People’s Republic of China
First Branch of Rider Sportsfashion Limited	People’s Republic of China
Rider Sportsfashion (Langfang) Limited	People’s Republic of China
Dachang Branch of Rider Sportsfashion Limited	People’s Republic of China
Rider Sportsfashion LLC	State of California, U.S.A
Jakroo Canada Inc.	British Columbia, Canada
Jakroo GmbH	Austria